BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110



                                                               October 28, 2009



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Bond Fund
                  Registration Statement on Form N-1A
                  (File Nos. 002-62436 and 811-02864)

Ladies and Gentlemen:

         This letter is to respond to comments we received on October 22, 2009 from Mr. Dominic Minore of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A of Pioneer Bond Fund (the "Registrant") filed on September 1, 2009.

A. General Comments

1.   Comment:     The Staff requested that the Registrant provide a
                  letter to the Commission that includes certain "Tandy" acknowledgments with the fund's response to the Staff's comments.

     Response:    A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.   Comment:     The Staff requested that the Registrant include in
                  its response letter the legend that it intends to use in the summary prospectus filed under Rule 497(k).

     Response:    The following legend will be included in the Registrant's
                  summary prospectus to be filed under Rule 497(k):

                      Before you invest, you may want to review the fund's prospectus, which contains more information about the fund and its risks. You can find the fund's prospectus, statement of additional information, shareholder reports and other information about the fund online at [www.pioneerinvestments.com]. You also can obtain this information at no cost by calling 1-800-225-6292 or by sending an email request to askpioneer@pioneerinvestments.com. The fund's current prospectus and statement of additional information, dated November 1, 2009, and the independent registered public accounting firm's report and financial statements in the fund's annual report to shareholders dated June 30, 2009, are incorporated by reference into this summary prospectus.

B. Investment Objectives

1. Comment:    The Staff noted that the Registrant states that its investment objective is:

                      "To provide current income from an investment grade portfolio with due regard to preservation of capital and prudent investment risk. The fund also seeks a relatively stable level of dividends; however, the level of dividends will be maintained only if consistent with preserving the investment grade quality of the fund's portfolio."

                  The Staff noted that the Fund's investment objective could be read to imply that the Fund invests 100% of its assets in investment grade securities and requested that the Registrant add disclosure in the "More on the Fund's Principal Investment Strategies" section stating the minimum percentage of the Fund's assets that will be invested in investment grade securities.

     Response:    The Registrant notes that it states in the "More on the Fund's
                  Principal Investment Strategies" section immediately following the investment objective that it invests at least
                  80% of its net assets in debt securities issued or guaranteed by the U.S. government or its agencies and instrumentalities, debt securities, including convertible debt, or corporate and other issuers rated at least investment grade at the time of investment, and comparably rated commercial paper, and cash and cash equivalents, certificates of deposit, repurchase agreements maturing in one week or less and bankers' acceptances. The Registrant respectfully submits that additional disclosure is not necessary.

C.                Fees and Expenses of the Fund

1.   Comment:     The Staff requested that the Registrant delete the
                  statement "Each class of shares has unique fees, expenses, and eligibility requirements" from the summary section.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff stated that Footnote 1 to the Fee Table
                  ("Class A purchases of $500,000 or more and purchases by participants in certain group plans are not subject to an initial sales charge but may be subject to a contingent deferred sales charge of 1%.") should be deleted and the disclosure in Footnote 1 should be presented with the Fund's
                  Item 12(a) disclosure.

     Response:    The Registrant has made the requested change.

3.   Comment:     The Staff stated that Footnote 2 to the Fee Table,
                  which describes fee waiver arrangements, should discuss fee waiver arrangements only with respect to those classes for which the fee waiver is presented in the Fee Table.
                  Accordingly, the Staff requested that the discussions of the fee waiver arrangements for Class C and Class Y shares be deleted from Footnote 2.

     Response:    The Registrant has made the requested change.

4.   Comment:     The Staff requested that Footnote 2 to the Fee Table
                  be revised to describe who can terminate the fee waiver arrangement and under what circumstances, in accordance with instruction 3(e) to Item 3 of Form N-1A.

     Response:    The Registrant has made the requested change.

5.   Comment:     The Staff noted that the disclosure following item
                  (a) in the introduction to the Expense Example ("you reinvest all dividends and other distributions") is not required by Form N-1A, and requested that it be deleted.

     Response:    The Registrant has made the requested change.

6.   Comment:     The Staff requested that the disclosure following
                  item (c) in the introduction to the Expense Example be revised to state: "the fund's total operating expenses remain the same except for year one".

     Response:    The Registrant has made the requested change.

7.   Comment:     The Staff requested that the disclosure following
                  item (d) in the introduction to the Expense Example ("the adviser's contractual expense limitation is in effect for year one") be deleted.

     Response:    The Registrant has made the requested change.

8.   Comment:     The Staff asked if the Registrant charges sales loads
                  on reinvested dividends and distributions, and if so, to add the disclosure required by Item 3 to Form N-1A.

     Response:    The Registrant confirms that it does not charge sales loads on reinvested dividends and distributions.

D. Principal Investment Strategies

1.   Comment:     The Staff noted that the Registrant states in the
                  Principal Investment Strategies section that it invests
                  "primarily in debt securities". The Staff requested that the Fund replace this disclosure in the Principal Investment
                  Strategies section with a recitation of its 80% policy.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff noted that the Registrant states in the
                  Principal Investment Strategies section that it may invest "a substantial portion of its assets in mortgage-related and asset-backed securities".

                  i. The Staff requested that the Registrant indicate in its response the maximum percentage of its assets that it may invest in mortgage-backed securities.

                  ii. The Staff noted that each category of asset underlying an asset-backed security (i.e., installment sales, loan contracts, leases, credit card receivables) is viewed by the Staff as a separate industry for purposes of a fund's concentration policy. The Staff requested that the Registrant indicate in its response the maximum percentage of its assets that it may invest in asset-backed securities represented by each such category, and if any such percentage exceeds 25%, to reconcile that with the Fund's concentration policy.

     Response:    The Registrant notes that there is no limit on the percentage of assets that it may invest in mortgage-backed securities or asset-backed securities. The Registrant acknowledges the Staff's view that each category of asset underlying an asset-backed security is a separate industry for purposes of a fund's concentration policy.

3.   Comment:     The Staff noted that the Registrant states in the
                  Principal Investment Strategies section that it may invest "a portion of its assets in subordinated debt securities". The
                  Staff requested that the Registrant add disclosure in the "More on the Fund's Principal Investment Strategies" section stating the maximum percentage of the Fund's assets that will be invested in subordinated debt securities.

     Response:   The Registrant has added disclosure consistent with the
                 Staff's request. The Registrant notes that it has no stated limit on investment in subordinated debt securities.

4.   Comment:     The Staff noted that the Registrant states in the
                  Principal Investment Strategies section that it may invest in derivatives. The Staff requested that the Registrant briefly disclose in the Principal Investment Strategies section what derivatives the Fund may use and for what purpose (i.e., purely for hedging, or for speculative purposes). To the extent that the Fund may use derivatives for speculative purposes, the Staff requested that the Registrant add disclosure in the Principal Investment Strategies section stating the maximum percentage of the Fund's assets that may be invested in derivative instruments for speculative purposes.

     Response:    The Registrant has added disclosure with respect to the
                  Staff's request. The Registrant notes that it states in the prospectus its policy to invest at least 80% of its net assets in debt securities, and respectfully submits that it does not believe that stating an additional percentage limitation would be useful to investors.

5.  Comment:      The Staff requested that the Registrant add
                  disclosure in the Principal Investment Strategies section stating that the Fund may invest in securities that are in default.

     Response:     The Registrant has made the requested change.

6.   Comment:     The Staff requested that the Registrant add
                  disclosure in the Principal Investment Strategies section regarding the criteria the Fund's adviser uses when deciding which securities to sell in response to Item 4(a) of Item
                  N-1A.

     Response:    The Registrant has revised the disclosure in the Principal
                  Investment Strategies section regarding the criteria the Fund's adviser uses when deciding which securities to buy and sell consistent with the disclosure in the More on the Fund's
                  Investment Strategies section.

E. Principal Risks of Investing in the Fund

1.   Comment:     The Staff requested that the Registrant add an "s" to
                  the word "objective" in the second sentence of the first paragraph in the Principal Risks of Investing in the Fund section.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff requested that the Registrant replace the
                  word "certain" with the word "principal" in the third sentence of the first paragraph in the Principal Risks of Investing in the Fund section.

     Response:    The Registrant has made the requested change.

3.   Comment:     The Staff noted that the Registrant presents a
                  combined risk factor for mortgage-related and asset-backed securities, and requested that the Registrant present separate risk factors for mortgage-related securities and asset-backed securities because the Fund may invest a substantial portion of its assets in each type of security.

     Response:    The Registrant notes that separating the summary risk
                  disclosure for mortgage-related and asset-backed securities would result in duplicative disclosure and respectfully submits that no change to the disclosure is required.

4.   Comment:     The Staff noted that the Registrant refers to
                  "sub-prime" mortgages in the risk factor for mortgage-related and asset-backed securities. The Staff requested that, if correct, the Registrant disclose that it may invest in "sub-prime" mortgages in the Principal Investment Strategies section.

     Response:    The Registrant has made the requested change.

5.   Comment:     The Staff noted that the Registrant states in the
                  risk factor for mortgage-related and asset-backed securities that "upon the occurrence of certain triggering events or defaults, the investors in a security held by the fund may become the holders of underlying assets at a time when those assets may be difficult to sell or may be sold only at a loss". The Staff requested that the Registrant clarify this statement by replacing "the investors in a security held by the fund" with "the fund".

     Response:    The Registrant has made the requested change.

6.   Comment:     The Staff requested that the Registrant revise the risk
                  factor for high yield or "junk" bonds to reflect that the Fund may invest in securities rated "C" or "D" (i.e., that the Fund may invest in securities that are in default) by revising the first sentence of the risk factor to include "or are already in default" in the statement that "debt securities that are below investment grade, "junk bonds", are speculative, have a higher risk of default or are already in default, tend to be less liquid and are more difficult to value than higher grade securities". The Staff noted that the Fund should also include corresponding disclosure in the Principal Investment Strategies section.

     Response:    The Registrant has made the requested change.

7.   Comment:     The Staff noted that the Registrant includes in the
                  Principal Risks of Investing in the Fund section a risk factor regarding non-U.S. investments. The Staff requested that the Registrant include corresponding disclosure in the Principal
                  Investment Strategies section.

     Response:    The Registrant has made the requested change.

8.   Comment:     The Staff requested that the Registrant move to the
                  discussion of the Fund's investment strategies or delete the first sentence of the disclosure in the derivatives risk factor ("A derivative is a security or instrument whose value is determined by reference to the value or the change in value of another asset or other metric.") because this sentence does not discuss an investment risk.

     Response:    The Registrant has made the requested change.

9.   Comment:     The Staff requested that the Registrant delete the following statements:

                      "These and other risks are discussed in more detail in the Fund's prospectus or in the statement of additional information. Please note that there are many other factors that could adversely affect your investment and that could prevent the Fund from achieving its goals."

     Response:    The Registrant has deleted the first statement referenced by the Staff. The Registrant respectfully submits that the second sentence is useful to investors and that its deletion is not required.

10.  Comment:     The Staff requested that the Fund delete the
                  statement that "an investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal
                  Deposit Insurance Corporation or any other government agency" because the statement appears on the front cover of the prospectus.

     Response:    The Registrant notes that although the statutory prospectus has a front cover, the summary prospectus it will file under Rule 497(k) will not have a front cover. Accordingly, it has included the disclosure referenced by the Staff in the Principal Risks of Investing in the Fund section.

11.  Comment:     The Staff noted that the Registrant includes a risk
                  factor titled "Risk of Increase in Expenses". The Staff asked that the Registrant to indicate in its response if there has been a material change in the Fund's expense ratio since the Fund's fiscal year end, and if so, whether the expenses included in the Fee Table have been restated to reflect the Fund's current expenses.

     Response:    The Registrant confirms that there has not been a material change in the Fund's expense ratio since the Fund's fiscal year end that would require the expenses included in the Fee
                  Table to be restated.

F. The Fund's Past Performance

1.   Comment:     The Staff requested that the Registrant revise the
                  first paragraph in the Fund's Past Performance section to conform to the language in Form N-1A.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff requested that the Registrant delete the
                  statement that "as a shareholder, you may lose or make money on your investment".

     Response:    The Registrant has made the requested change.

3.   Comment:     The Staff requested that the Registrant revise the
                  following statement to conform to the language in Form N-1A:
                  "The bar chart does not reflect any sales charge you may pay when you buy or sell fund shares" by deleting the words "or sell" from the above statements.

     Response:    The Registrant has made the requested change.

4.   Comment:     The Staff asked that the Registrant confirm that it
                  will present 10 year performance for the Fund in the Average
                  Annual Total Returns table, consistent with the presentation of 10 years of performance in the bar chart.

     Response:    The  Registrant  confirms  that it will present 10 year
                  performance for the Fund in the Average Annual Total Returns table.

5.   Comment:     The Staff requested that the Registrant delete the
                  words "return before taxes" presented in the Average Annual
                  Total Returns table under Class B, C, R, Y and Z shares, and instead include the language provided in Item 4(b)(2)(iv) of Form N-1A adjacent to the table.

     Response:    The Registrant has made the requested change.

6.   Comment:     The Staff noted that the Registrant states in a
                  footnote to the Average Annual Total Returns table that "the performance of Class C shares does not reflect the 1% front-end sales charge in effect prior to February 1, 2004. If you paid a 1% sales charge, your returns would be lower than those shown below." The Staff stated that it believes that the performance of Class C shares should reflect the 1% front end sales charge for such period and requested that the Registrant explain why it is not included in the performance shown.

     Response:    The Registrant notes that in published no-action letters, the
                  Staff has stated that it interprets Rule 482 under the Securities Act of 1933 to require a fund that changes its sales load to reflect its current sales load in its standardized total return (See, e.g., Investment Company
                  Institute (pub. avail. May 13, 1988); Managers Core Trust
                  (pub. avail. January 28, 1993); IDS Financial Corp. (pub.
                  avail. December 19, 1994)). The Registrant respectfully submits that no change to the disclosure is required.

G. Management

1.   Comment:     The Staff noted that the Registrant includes in the
                  Portfolio Management section a parenthetical stating that Mr.
                  Taubes joined Pioneer in 1998. The Staff requested that the Registrant clarify the disclosure to state that Mr. Taubes has served as the Fund's portfolio manager since 1998 or state Mr.
                  Taubes length of service as the Fund's portfolio manager.

     Response:    The Registrant has made the requested change.

H. Purchase and Sale of Fund Shares

1.   Comment:    The Staff requested that the Registrant delete the following statements:

                      "You may qualify for lower investment minimums, depending on the type of your account. The fund may waive the initial or subsequent investment minimums. You may not be eligible for certain share classes."

     Response:   The Registrant has made the requested change.

I. Payments to Broker-Dealers and Other Financial Intermediaries

1.   Comment:     The Staff requested that the Registrant revise the
                  heading to this section to read "Payments to Broker-Dealers and Other Financial Intermediaries" to make it consistent with the narrative following the heading.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff requested that the Registrant revise the
                  second sentence of the Payments to Broker-Dealers and Other
                  Financial Intermediaries section by adding "salesperson or" to the statement that "these payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson or investment professional to recommend the fund over another investment."

     Response:    The Registrant has made the requested change.

J. More on the Fund's Investment Strategies

1.   Comment:     The Staff requested that the Registrant revise the
                  heading to this section to read "More on the Fund's Principal
                  Investment Strategies" or otherwise indicate which of the fund's investment strategies discussed in this section are principal strategies

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff requested that the Registrant confirm that
                  it discloses in the Principal Investment Strategies section all of the Fund's principal investment strategies discussed in the More on the Fund's Investment Strategies section.

     Response:    The Registrant confirms that it discloses in the Principal
                  Investment Strategies section all of the Fund's principal investment strategies discussed in the More on the Fund's
                  Investment Strategies section.

3.   Comment:     The Staff noted that the Registrant states in the
                  More on the Fund's Investment Strategies section that it may invest in "debt securities rated `D' or better, or comparable unrated securities". The Staff requested that the Registrant clarify that investments in debt securities rated "D" are included in the Fund's 20% limitation on investments in debt securities rated below investment grade by explaining that debt securities rated "D" are below investment grade. The
                  Staff also requested that the Registrant clarify that a debt security rated "D" is in default.

     Response:    The Registrant has made the requested changes.

4.   Comment:     The Staff requested that the Registrant revise the
                  discussion regarding investment grade securities to clarify that a debt security rated "BBB" possesses speculative characteristics. The Staff suggested that the Registrant could address this by revising the statement that "securities in the lowest category of investment grade are considered to have speculative characteristics" to add "(i.e., BBB)" before the words "investment grade".

     Response:    The Registrant has made the requested change.

5.   Comment:     The Staff requested that the Registrant revise the
                  discussion regarding debt rating considerations in the "More on the Fund's Investment Strategies" section to address the potential for conflicts of interest by ratings agencies in their ratings of securities and the lag in time between a change in the credit quality of a security or other asset and a ratings downgrade of the security or other asset by a ratings agency. The Staff also requested that the Registrant note in the disclosure that an investor can still lose significant amounts when investing in investment grade securities.

     Response:    The Registrant has made the requested changes.

6.   Comment:     The Staff noted that the Registrant presents a
                  combined discussion of mortgage-related and asset-backed securities in the More on the Fund's Investment Strategies section, and requested that the Registrant present separate discussions of mortgage-related securities and asset-backed securities because the Fund may invest a substantial portion of its assets in each type of security.

     Response:    The Registrant has made the requested change.

K.                More on the Risks of Investing in the Fund

1.   Comment:     The Staff requested that the Registrant confirm that
                  it discloses in the Principal Risks of Investing in the Fund section all of the principal risk factors discussed in the More on the Risks of Investing in the Fund section.

     Response:    The Registrant confirms that it discloses in the Principal
                  Risks of Investing in the Fund section all of the principal risk factors discussed in the More on the Risks of Investing in the Fund section.

L. Statement of Additional Information

1.   Comment:     The Staff noted that the Registrant states in the discussion in the Statement of Additional Information regarding Lending of Portfolio Securities that "the Fund may not exercise voting rights on loaned securities, but reserves the right to recall loaned securities so that they may be voted according to the Fund's Proxy Voting Policies and Procedures". The Staff requested that the Registrant confirm that this disclosure and the Fund's policy are consistent with the guidelines set forth in the no-action letters issued by the Commission to State Street Bank & Trust Company with respect to securities lending, explaining that when a fund places securities on loan, it must be entitled to recall the loaned securities in time to vote whenever its management has knowledge of a material event on which the loaned securities carry voting rights.

     Response:    The Registrant confirms that the disclosure referenced by the
                  Staff and the Fund's policy are consistent with the guidelines set forth in the no-action letters issued by the Commission to State Street Bank & Trust Company with respect to securities lending.

         Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                     Sincerely,

                                                     /s/ Jeremy Kantrowitz

                                                     Jeremy Kantrowitz